Exhibit (a)(5)(i)
Sirius XM Radio Commences Cash Tender Offer for its 3 1/4%
Convertible Notes due 2011
NEW YORK — March 24, 2011 — Sirius XM Radio Inc. (NASDAQ: SIRI) (“SiriusXM”) today announced that it has commenced a tender offer to purchase for cash any and all of its 3 1/4% Convertible Notes due 2011 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated the date hereof (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and collectively with the Offer to Purchase, the “Offer Documents”).
The tender offer will expire at 12:00 midnight New York City time, on April 20, 2011 (such time and date, as it may be extended, the “Expiration Time”). Notes tendered may be withdrawn at any time at or before the Expiration Time.
The purchase price offered for each $1,000 principal amount of Notes validly tendered and purchased pursuant to the tender offer is $1,007.50. In addition, holders whose Notes are purchased in the tender offer will receive accrued and unpaid interest in respect of their purchased Notes from the last interest payment date to, but not including, the payment date for the Notes. Interest on the Notes due on April 15, 2011 will be paid on the due date to holders at the close of business on April 1, 2011 pursuant to the terms of the Notes and the related indenture. Tenders of Notes will be accepted only in principal amounts of $1,000 or integral multiples thereof.
SiriusXM’s obligation to accept for purchase and to pay for Notes validly tendered and not withdrawn pursuant to the tender offer is subject to the satisfaction or waiver of certain conditions, which are more fully described in the Offer to Purchase.
The Depositary and Information Agent for the tender offer is Global Bondholder Services Corporation. The Dealer Manager for the tender offer is Morgan Stanley & Co. Incorporated (800-624-1808 (toll free) and 761-8663 (collect)).
The Offer Documents will be distributed to holders of Notes promptly. Holders with questions or who would like additional copies of the Offer Documents may call the information agent, Global Bondholder Services Corporation, toll-free at (866) 924-2200. The Offer Documents are also available online for free on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO filed by SiriusXM with the SEC on March 24, 2011.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell the Notes. The tender offer is being made only pursuant to the Offer Documents that SiriusXM will be distributing to noteholders promptly. Noteholders and investors should carefully read the Offer Documents because they contain important information, including the various terms of and conditions to the tender offer. None of SiriusXM, the Dealer Manager, the Depositary, the Information Agent or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Notes in the tender offer.
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About SiriusXM
SiriusXM is America’s satellite radio company. SiriusXM broadcasts more than 135 satellite radio channels of commercial-free music, and premier sports, news, talk, entertainment, traffic, weather, and data services to 20.2 million subscribers. SiriusXM offers an array of content from many of the biggest names in entertainment, as well as from professional sports leagues, major colleges, and national news and talk providers.
SiriusXM programming is available on more than 800 devices, including pre-installed and after-market radios in cars, trucks, boats and aircraft, smartphones and mobile devices, and consumer electronics products for homes and offices. SiriusXM programming is also available at siriusxm.com, and on Apple, BlackBerry and Android-powered mobile devices.
SiriusXM has arrangements with every major automaker and its radio products are available for sale at shop.siriusxm.com as well as retail locations nationwide.
This communication contains “forward-looking statements”. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: our competitive position versus other forms of audio and video entertainment; our ability to retain subscribers and maintain our average monthly revenue per subscriber; our dependence upon automakers and other third parties; our substantial indebtedness; and the useful life of our satellites, which, in most cases, are not insured. Additional factors that could cause our results to differ materially from those described in the forward-looking statements can be found in our Annual Report on Form 10-K for the year ended December 31, 2010, which is filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date of this press release.
E — SIRI
Contact Information for Investors and Financial Media:
Investors:
Hooper Stevens
212 901 6718
hooper.stevens@siriusxm.com
Media:
Kelly Sullivan
Joele Frank, Wilkinson Brimmer Katcher
212 355 4449
KSullivan@joelefrank.com